SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 February 2014

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

3 February 2014

BT GROUP PLC

TRANSACTIONS IN OWN SHARES

BT Group plc (the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase up to £24 million worth of ordinary shares to be held as treasury shares, during the period beginning on 10 February 2014 and ending on or before 31 March 2014. This forms part of the previously announced share buyback programme of around £300m per year for two years, which will partly counteract the dilutive effect of all-employee share option plans maturing over that time.

This buyback programme will be managed by Merrill Lynch International, who are an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.

Contacts:

Investor relations:
Damien Maltarp Tel: 020 7356 4909

Press office:
Ross Cook Tel: 020 7356 5369

- : Ends : -

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 03 February 2014